UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          COLUMBUS MCKINNON CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------

                                  199333-10-5
--------------------------------------------------------------------------------
                                 (Cusip Number)


                               Jeffrey E. Schwarz
                      Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 486-8100

                             Robert F. Lietzow, Jr.
                         Lakeway Capital Partners, LLC
                               660 Madison Avenue
                               New York, NY 10021
                                 (212)371-0600

                                Curtis Schenker
                        Scoggin Capital Management, L.P.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 355-7480

                                 with copies to:

                               Joseph F. Mazzella
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                  617-345-9800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                   May 3, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                 Page 2 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  COLUMBUS MCKINNON SHAREHOLDERS COMMITTEE (1)
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           1,245,545
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,245,545
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.49%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

00
================================================================================
(1) Consists of Metropolitan Capital Advisors, Inc., Metropolitan Capital III, Inc., Jeffrey Schwarz, Karen Finerman, Lakeway Capital Partners, LLC, Robert F. Lietzow, Jr., Scoggin, Inc.,Scoggin, LLC, Curtis Schenker and Craig Effron, each of whom joins in this filing, and each of whom denies beneficial ownership of the shares beneficially owned by the other members of the Committee except as otherwise described in Item 5 herein.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                 Page 3 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  METROPOLITAN CAPITAL ADVISORS, INC.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           366,800
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      366,800
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.50%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                 Page 4 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  METROPOLITAN CAPITAL III, INC.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           240,600
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      240,600
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  240,600
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.64%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                 Page 5 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  BEDFORD FALLS INVESTORS, LP
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           366,800
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      366,800
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  366,800
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.50%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                 Page 6 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  METROPOLITAN CAPITAL ADVISORS INTERNATIONAL, LTD.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           240,600
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      240,600
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  240,600
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.64%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                 Page 7 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  JEFFREY E. SCHWARZ
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      7,200
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           607,400
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             7,200
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      607,400
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  614,600
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.19%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                 Page 8 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  KAREN FINERMAN
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           607,400
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      607,400
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  607,400
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.14%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                 Page 9 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN, INC.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           322,500
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      322,500
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  322,500
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.20%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                Page 10 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           322,500
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      322,500
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  322,500
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.20%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                Page 11 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           153,200
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      153,200
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  153,200
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.04%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                Page 12 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN INTERNATIONAL FUND LIMITED
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  COMMONWEALTH OF BAHAMAS
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           153,200
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      153,200
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  153,200
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.04%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                Page 13 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  CURTIS SCHENKER
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      7,500
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           480,700
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             7,500
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      480,700
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  488,200
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.33%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                Page 14 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  CRAIG EFFRON
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      5,000
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           475,700
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             5,000
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      475,700
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  480,700
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.28%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                Page 15 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  LAKEWAY CAPITAL PARTNERS, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           120,450
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      120,450
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  120,450
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .82%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                Page 16 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  YAUPON PARTNERS, LP
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           116,750
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      116,750
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  116,750
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .80%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                Page 17 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  YAUPON PARTNERS II, L.P.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           3,700
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      3,700
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,700
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .03%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                Page 18 of 29 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  ROBERT F. LIETZOW, JR.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      17,295
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           120,450
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             17,295
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      120,450
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  137,745
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .94%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP No. 199333-10-5            SCHEDULE 13D                Page 19 of 29 Pages
          -----------                                       --------------------

ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common Stock, par value $.01 ("Common Stock")

         Issuer:  Columbus McKinnon Corporation

         Principal Executive Offices:       140 John James Audubon Parkway
                                            Amherst, New York 14228

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i)      The Columbus McKinnon Shareholders Committee (the "Committee")

        (ii) (A) Bedford Falls Investors, L.P. ("Bedford Falls"), a Delaware limited partnership.

              (B) Metropolitan Capital Advisors, Inc. ("Metropolitan  Capital"),
                  a New York corporation, which is the sole general partner of Metropolitan Capital Advisors, L.P., a Delaware limited partnership. Metropolitan Capital Advisors, L.P. is the sole general partner of Bedford Falls.

              (C) Metropolitan    Capital   Advisors    International    Limited
                  ("Metropolitan International"), a British Virgin Islands corporation.

              (D) Metropolitan Capital III, Inc., a Delaware corporation,  which is the sole general partner of Metropolitan Capital Partners III, L.P., a Delaware limited partnership, which in turn is the investment advisor to Metropolitan International.

              (E) Jeffrey E. Schwarz,  an individual who is a Director,  and the
                  Chief   Executive   Officer,   Treasurer   and   Secretary  of
                  Metropolitan Capital and Metropolitan Capital III, Inc.

              (F) Karen  Finerman,  an  individual  who is a  Director  and  the
                  President of Metropolitan Capital and Metropolitan Capital III, Inc.

       (iii) (A)  Yaupon  Partners,  L.P.  ("Yaupon"),  a  Delaware  limited partnership.

              (B) Yaupon  Partners II, L.P.  ("Yaupon  II"), a Delaware  limited partnership.

              (C) Lakeway Capital Partners,  LLC ("Lakeway Capital"), a Delaware
                  limited liability company which is the sole general partner of Yaupon and Yaupon II.

              (D) Robert F. Lietzow,  Jr. ("Lietzow"),  an individual who is the sole managing member of Lakeway Capital.

        (iv) (A) Scoggin Capital Management, L.P.("Scoggin Capital"), a Delaware limited partnership.

             (B) Scoggin  International Fund, Ltd. ("Scoggin International"),  a
                 corporation of the Commonwealth of the Bahamas.

             (C) Scoggin,  Inc.,  a  Delaware  corporation, is the sole  general partner of S&E Partners, L.P. S&E Partners, L.P. is the sole general partner of Scoggin Capital.

CUSIP No. 199333-10-5            SCHEDULE 13D                Page 20 of 29 Pages
          -----------                                       --------------------

             (D) Scoggin, LLC, a Delaware Limited Liability Company which is the investment advisor of Scoggin International.

             (E) Curtis Schenker,  an individual who is an executive officer and director of Scoggin, Inc.

             (F) Craig  Effron,  an individual  who is an executive  officer and director of Scoggin, Inc.

         (b), (c) and (f) Each of the Reporting Persons has a business address of 660 Madison Avenue, New York, New York 10021.

         (i) The Committee, whose members consist of Metropolitan Capital, Metropolitan Capital III, Inc., Jeffrey Schwarz and Karen Finerman, Lakeway Capital, Lietzow, Scoggin, Inc., Scoggin, LLC, Curtis Schenker and Curtis Effron, was formed solely to nominate and solicit proxies for the election of Directors at the next meeting of shareholders of the Issuer at which Directors are elected, whether special or annual.

        (ii) Metropolitan Capital is a privately owned New York corporation, the principal business of which is to act as General Partner of Metropolitan Capital Advisors, L.P. Metropolitan Capital Advisors, L.P. is the sole General Partner of Bedford Falls, which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

        Metropolitan Capital III, Inc. is a privately owned Delaware corporation, the principal business of which is to act as General Partner of Metropolitan Capital Partners III, L.P. Metropolitan Capital Partners III, L.P. is a privately owned partnership which renders investment management and advisory services to Metropolitan International, which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

        Jeffrey E. Schwarz and Karen Finerman are each United States citizens residing in the State of New York whose principal occupations are as executive officers and directors of Metropolitan Capital and Metropolitan Capital III, Inc.

        (iii) Scoggin Capital is a privately owned investment limited partnership which is the business of purchasing, for investment and trading purposes, securities and other financial instruments. The general partner of Scoggin Capital is S&E Partners, L.P. ("S&E Partners"), a limited partnership organized under the laws of Delaware. Scoggin, Inc., a corporation organized under the laws of Delaware, is the sole general partner of S&E Partners. Craig Effron and Curtis Schenker are each United States citizens residing in the State of New York whose principal occupations are as executive officers and directors of Scoggin, Inc. Messrs. Effron and Schenker each own 50% of the capital stock of Scoggin, Inc. S&E Partners is engaged in the business engaged in by Scoggin Capital.

         Scoggin International is a Bahamian corporation. Scoggin, LLC, is the investment advisor of Scoggin International. Scoggin International is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

        (iv) Each of Yaupon and Yaupon II is a privately owned investment limited partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments. The general partner of each of Yaupon and Yaupon II is Lakeway Capital. Robert F. Lietzow, Jr. is the Managing Member of Lakeway Capital.

        (d) No events have occurred which would be required to be reported under the provisions of this Item.

        (e) No events have occurred which would be required to be reported under the provisions of this Item.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

        The source and amount of funds used to acquire the Common Stock beneficially owned by each Reporting Person is as follows:

        (i) The Committee does not own any shares separately from those owned by its members.

CUSIP No. 199333-10-5            SCHEDULE 13D                Page 21 of 29 Pages
          -----------                                       --------------------

        (ii)    (A)   The  sources  of the  funds  used by Metropolitan  Capital to purchase Common Stock on behalf of Bedford Falls were working capital and margin borrowing through brokerage accounts maintained at Bear, Stearns & Company. The approximate aggregate amount of funds used to purchase such securities for Bedford Falls was $6,161,323. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. All such securities were acquired by open market purchases.

                (B) The sources of funds used to purchase Common Stock on behalf of Metropolitan International were working capital and margin borrowing through brokerage accounts maintained at Bear Stearns & Company. The approximate aggregate amount of funds used to purchase such securities was $4,357,026. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated ongoing transactions in such accounts. All such securities were acquired by open market purchases.

                (C) The source of funds used by Jeffrey Schwarz to purchase Common Stock on behalf of himself individually was personal funds in the approximate aggregate amount of $122,400.

        (iii)   (A)   The  sources  of funds  used  by Scoggin, Inc. to purchase
                      Common  Stock on behalf of Scoggin  Capital  were  working capital and margin borrowing  through  brokerage  accounts maintained  at  Spear  Leeds  & Kellogg.  The  approximate aggregate amount of funds used to purchase such securities for Scoggin  Capital was  $5,976,288.  The portion of such
                      funds   provided  by  margin   borrowing  is  not  readily
                      determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. All such securities were acquired by open market transactions.

                (B) The source of funds used by Scoggin, LLC to purchase Common Stock on behalf of Scoggin International were working capital and margin borrowing through brokerage accounts maintained at Spear Leeds & Kellogg. The approximate aggregate amount of funds used to purchase such securities for Scoggin International was $3,216,791. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. All such securities were acquired by open market transactions.

                (C) The source of funds used by Curtis Schenker to purchase Common Stock on behalf of himself individually was personal funds in the approximate aggregate amount of $133,899.

                (D) The source of funds used by Craig Effron to purchase Common Stock on behalf of himself individually was personal funds in the approximate aggregate amount of $101,948.

         (iv)   (A)   The  sources  of  the  funds  used  by Lakeway  Capital to purchase  Common  Stock on behalf of Yaupon  and Yaupon II
                      were  working   capital  and  margin   borrowing   through
                      brokerage  accounts  maintained  at Spear Leeds & Kellogg.
                      The approximate aggregate amount of funds used to purchase such securities for Yaupon and Yaupon II was $2,218,145.
                      The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. All such securities were acquired by open market transactions.

                (B) The source of funds used by Robert F. Lietzow, Jr. to purchase Common Stock on behalf of himself individually was personal funds in the approximate aggregate amount of $294,015.

CUSIP No. 199333-10-5            SCHEDULE 13D                Page 22 of 29 Pages
          -----------                                       --------------------

ITEM 4.  PURPOSE OF THE TRANSACTION

         Each of the Reporting Persons has acquired the Issuer's securities over time to obtain a substantial equity position for investment. The transaction reported on herein is the decision of the Reporting Persons to enter into an Agreement (attached as Exhibit B hereto) to nominate a slate of directors in opposition to the management nominees standing for election at the next shareholder meeting. The purpose of such nominations is to elect to the Issuer's Board a majority of directors who will implement a shareholder maximization process. The Reporting Persons expect that such process would include directing the Issuer's investment banker to fully explore the possible sale of the Issuer, and any other alternative that will maximize shareholder value.

         Metropolitan Capital has by letter dated May 5, 1999 (attached hereto as Exhibit C) advised the Issuer of its intention to make such nominations, and the reasons therefor. Such reasons include the determination, based upon contacts with potential buyers, that a significant premium to current share prices would be attained on the sale of the Issuer, together with the repeated refusal of the Issuer's management to consider and explore such a sale.

         Based upon discussions with investment bankers and potential acquirers, certain of the Reporting Persons have previously met with the Issuer's management and proposed that a sale of the Issuer, or a similar transaction, immediately be pursued to maximize value for shareholders. The Reporting Persons do not have any plan or proposal that would limit the identity of a purchaser, or form of such a sale. Transactions that may be considered by a new Board may involve a sale to an independent third party, an industry buyer, or a buyer group which includes the Issuer's management. The Reporting Persons have proposed that all of such possibilities be aggressively pursued by management.

        The Reporting Persons have made no proposals for any other change in the management of the company, the size of the Board of Directors, or the process by which directors are to be elected, but may do so in the future if such changes are deemed necessary or helpful to the goals of the Reporting Persons, described herein. The Reporting Persons have advised the Issuer that it expects the election process to be conducted in a timely fashion, consistent with the existing governing instruments and past practice.

         The number and identity of the nominees to be proposed by the Reporting Persons may include one or more of the Reporting Persons, or their affiliates. If the nominees of the Reporting Persons are elected, and such alternatives are pursued and consummated, such a transaction may result in a substantial change in the Issuer's corporate organization and operations, including causing the Issuer to cease to be a publicly traded company.

        The Reporting Persons may modify their proposals and intentions based upon developments in the Issuer's business, discussions with the Issuer, actions of management or a change in market or other conditions. The Reporting Persons will continually consider modifications of their investment and position, or may take other steps, change their intentions, or trade in the Issuer's securities at any time, or from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Common Stock of the Issuer as of the date hereof is as follows:

        (i) The Committee may be deemed to beneficially own 1,245,545 shares of Common Stock, constituting approximately 8.49% of the shares outstanding.

        (ii) (A) Metropolitan Capital has purchased no shares of Common Stock of the Issuer solely for its own account. However, Metropolitan Capital may be deemed to have shared voting and dispositive power over the 366,800 shares representing 2.50% of Common Stock of the Issuer beneficially owned by Bedford Falls, which does not include 2,000 shares beneficially owned by certain employees of an affiliate of Metropolitan Capital.

CUSIP No. 199333-10-5            SCHEDULE 13D                Page 23 of 29 Pages
          -----------                                       --------------------

                 In addition to the above, Metropolitan Capital may be deemed to have shared voting power over 1,245,545 shares of Common Stock of the Issuer representing 8.49% by virtue of being a member of the Committee and a party to the Agreement referred to in Item 6.

                (B) Metropolitan Capital III, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. However, by reason of its position as General Partner of Metropolitan Capital Partners III, L.P. which has discretionary voting and dispositive power over the assets of Metropolitan International. Metropolitan Capital III, Inc. may be deemed to have shared voting and dispositive power over the 240,600 shares representing 1.64% of the Common Stock of the Issuer owned by Metropolitan International.

                 In addition to the above, Metropolitan Capital III, Inc. may be deemed to have shared voting power over 1,245,545 shares of Common Stock of the Issuer representing 8.49% by virtue of being a member of the Committee and a party to the Agreement referred to in Item 6.

                (C) Jeffrey Schwarz may be deemed the beneficial owner of 607,400 shares representing 4.14% of the Common Stock of the Issuer as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital and Metropolitan Capital III, Inc. Jeffrey Schwarz is the beneficial owner of 7,200 shares representing .05% of the Common Stock of the Issuer which he owns individually, which does not include 6,800 shares beneficially owned by certain family members and trusts established for the benefit of certain family members of Jeffrey Schwarz.

                In addition to the above, Jeffrey Schwarz may be deemed to have shared voting power over 1,245,545 shares of Common Stock of the Issuer representing 8.49% by virtue of being a member of the Committee and a party to the Agreement referred to in Item 6.

                (D) Karen Finerman may be deemed the beneficial owner of 607,400 shares representing 4.14% of the Common Stock of the Issuer as a result of her being a director and executive officer of Metropolitan Capital, and a director, executive officer and stockholder of Metropolitan Capital III, Inc., which does not include 8,000 shares beneficially owned by certain family members of Karen Finerman.

                In addition to the above, Karen Finerman may be deemed to have shared voting power over 1,245,545 shares of Common Stock of the Issuer representing 8.49% by virtue of being a member of the Committee and a party to the Agreement referred to in Item 6.

        (iii) (A) Scoggin, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. However, Scoggin, Inc. may be deemed to have shared voting and dispositive power over the 322,500 shares representing 2.20% of the Common Stock of the Issuer beneficially owned by Scoggin Capital.

                In addition to the above, Scoggin, Inc. may be deemed to have shared voting power over 1,245,545 shares of Common Stock of the Issuer representing 8.49% by virtue of being a member of the Committee and a party to the agreement referred to in Item 6.

                (B) Scoggin, LLC has purchased no shares of Common Stock of the Issuer solely for its own account. However, Scoggin, LLC may be deemed to have shared voting and dispositive power over 153,200 shares representing 1.04% of the Common Stock of the Issuer benefically owned by Scoggin International.

                In addition to the above, Scoggin, LLC may be deemed to have shared voting power over 1,245,545 shares of Common Stock of the Issuer representing 8.49% by virtue of being a member of the Commitee and a party to the Agreement referred to in Item 6.

                (C) Curtis Schenker may be deemed the beneficial owner of 475,700 shares representing 3.24% of the Common Stock of the Issuer as a result of his being a director and executive officer of Scoggin, Inc. In addition, Curtis Schenker may be deemed beneficial owner of 5,000 shares representing .03% of the Issuer as a result of being a controlling partner in certain partnerships that own such shares. Schenker also is the beneficial owner of 7,500 shares representing .05% of the Common Stock of the Issuer which he owns individually.

                In addition to the above, Curtis Schenker may be deemed to have shared voting power over 1,245,545 shares of Common Stock of the Issuer representing 8.49% by virtue of being a member of the Committee and a party to the Agreement referred to in Item 6.

CUSIP No. 199333-10-5            SCHEDULE 13D                Page 24 of 29 Pages
          -----------                                       --------------------

                (D) Craig Effron may be deemed the beneficial owner of 475,700 shares representing 3.24% of the Common Stock of the Issuer as a result of his being a director and executive officer of Scoggin, Inc. Effron is the beneficial owner of 5,000 shares representing .03% of the Common Stock of the Issuer which he owns individually.

                In addition to the above, Craig Effron may be deemed to have shared voting power over 1,245,545 shares of Common Stock of the Issuer representing 8.49% by virtue of being a member of the the Committee and a party to the Agreement referred to in Item 6.

        (iv) (A) Lakeway Capital has purchased no shares of Common Stock of the issuer solely for its own accounts. However, Lakeway Capital may be deemed to have shared voting and dispositive power over the 120,450 shares representing .82% of Common Stock of the Issuer beneficially owned by Yaupon and Yaupon II.

                In addition to the above, Lakeway Capital may be deemed to have shared voting power over 1,245,545 shares of Common Stock of the Issuer representing 8.49% by virtue of being a member of the Committe and a party to the Agreement referred to in Item 6.

                (B) Robert F. Lietzow, Jr. may be deemed the beneficial owner of 120,450 shares representing .82% of the Common Stock of the Issuer as a result of his being the sole Managing Member of Lakeway Capital. Lietzow is the beneficial owner of 17,295 shares representing .12% of the Common Stock of the Issuer which he owns individually.

                In addition to the above, Lietzow may be deemed to have shared voting power over 1,245,545 shares of Common Stock of the Issuer representing 8.49% by virtue of being a member of the Committee and a party to the agreement referred to in Item 6.


        The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on an aggregate 14,663,197 shares of Common Stock reported outstanding by the Issuer, 13,766,083 of which were reported outstanding by the Issuer in its Form 10-Q filed in February 10, 1999 and an additional 897,114 newly issued shares of which were reported by the Issuer in the March 1, 1999 Company Press Release.

        (c) Transactions in the class of Securities reported on herein effected within the last 60 days by Lakeway Capital for and on behalf of Yaupon II are as follows:

  Date      Purchase/Sale      No. of Shares        Price Per Sh     Total
  ----      -------------      -------------        ------------     -----
04/12/99      Purchase           2,000               $19.51          $39,013.00

CUSIP No. 199333-10-5            SCHEDULE 13D                Page 25 of 29 Pages
          -----------                                       --------------------

         Transactions in the class of securities reported on herein effected within the last 60 days by Scoggin, Inc., for and on behalf of Scoggin Capital Management, L.P. are as follows.

  Date      Purchase/Sale      No. of Shares        Price Per Sh     Total
  ----      -------------      -------------        ------------     -----
03/23/99     Sale             2,000                  $21.81         $43,614.00
03/23/99     Sale               500                   21.81          10,903.00

         Transactions in the class of securities reported on herein effected within the last 60 days by Scoggin, LLC, for and on behalf of Scoggin International are as follows:

  Date      Purchase/Sale      No. of Shares        Price Per Sh     Total
  ----      -------------      -------------        ------------     -----
03/23/99    Sale               1,000                 $21.80          $21,800.00

         Transactions in the class of securities reported on herein effected within the last 60 days by Curtis Schenker are as follows.


  Date      Purchase/Sale      No. of Shares        Price Per Sh     Total
  ----      -------------      -------------        ------------     -----
03/23/99    Sale               2,500                $21.72           $54,309.00

         Transaction in the class of securities reported herein effected within the last 60 days by Craig Effron are as follows:

  Date      Purchase/Sale      No. of Shares        Price Per Sh     Total
  ----      -------------      -------------        ------------     -----
03/04/99    Purchase           1,900                $21.28           $40,431.00
03/12/99    Purchase           1,100                 20.42            22,465.00
04/15/99    Purchase           2,000                 19.53            39,052.00

         (d) Not Applicable

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other  than  as  described  herein,   there  are  no  other  contracts,
arrangements, relationships or understandings between the Reporting Persons with respect to the Common Stock of the Issuer.

         As of May 3, 1999, Metropolitan Capital Advisors, Inc., Metropolitan Capital III, Inc., Scoggin, Inc., Scoggin, LLC and Lakeway Capital, LLC each entered into an agreement with respect to the formation and conduct of the Committee, a copy of which is filed herewith as Exhibit B (the "Agreement"). In addition, each of Bedford Falls and Scoggin Capital and certain affiliates of the Reporting Persons hold limited partnership interests in Yaupon and may be deemed thereby to have an indirect interest in the securities held by Yaupon, including the Issuer's securities reported on herein. Beneficial ownership of such securities is hereby disclaimed by each of the Reporting Persons, other than Yaupon and Lakeway Capital, its general partner. Robert F. Lietzow, Jr. and Lakeway Capital, each a Reporting Person, have understandings with Scoggin, Inc. and Metropolitan Capital, pursuant to which Mr. Lietzow and/or Lakeway Capital may receive compensation based on the investment results of certain portfolio positions identified by them, or with respect to which Mr. Lietzow or Lakeway Capital has provided due diligence, investment and trading analysis. Such compensation may become payable on account of each of such person's investment in securities of the Issuer, but the amount and timing of such compensation, if any, is not known and cannot be determined at this time.

CUSIP No. 199333-10-5            SCHEDULE 13D                Page 26 of 29 Pages
          -----------                                       --------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.        Agreement of Joint Filing

         Exhibit B.        Agreement of Stockholders

         Exhibit C.        Letter to the Issuer

CUSIP No. 199333-10-5            SCHEDULE 13D                Page 27 of 29 Pages
          -----------                                       --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                  METROPOLITAN CAPITAL ADVISORS, INC.


                                  By:/s/ Jeffrey E. Schwarz
                                     -------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer

                                  METROPOLITAN CAPITAL III, INC.


                                  By:/s/ Jeffrey E. Schwarz
                                     -------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer

                               METROPOLITAN CAPITAL ADVISORS INTERNATIONAL, LTD.
                               By: Metropolitan Capital III, L.P.
                                    By: Metropolitan Capital III, Inc.


                               By:     /s/ Jeffrey E. Schwarz
                                   ---------------------------------------------
                                  Jeffrey E. Schwarz, Chief Executive Officer



                                BEDFORD FALLS INVESTORS, L.P.
                                By: Metropolitan Capital Advisors, L.P.
                                    By: Metropolitan Capital Advisors, Inc.


                                By:     /s/ Jeffrey E. Schwarz
                                   ---------------------------------------------
                                   Jeffrey E. Schwarz, Chief Executive Officer


                                By:     /s/ Jeffrey E. Schwarz
                                   ---------------------------------------------
                                   Jeffrey E. Schwarz

                                By:     /s/ Karen Finerman
                                   ---------------------------------------------
                                   Karen Finerman


Dated as of: May 6, 1999

CUSIP No. 199333-10-5            SCHEDULE 13D                Page 28 of 29 Pages
          -----------                                       --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                Yaupon Partners, L.P.
                                By: Lakeway Capital Partners, LLC


                                By:      /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.
                                   Managing Member


                                Yaupon Partners II, L.P.
                                By: Lakeway Capital Partners, LLC


                                By:      /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.
                                   Managing Member


                                Lakeway Capital Partners, LLC


                                By:     /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.
                                   Managing Member


                                By:    /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.


Dated as of: May 6, 1999

CUSIP No. 199333-10-5            SCHEDULE 13D                Page 29 of 29 Pages
          -----------                                       --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                Scoggin Capital Management, L.P.
                                By: S&E Partners, L.P., its General Partner
                                By: Scoggin, Inc., its General Partner


                                By:        /s/ Curtis Schenker
                                   ---------------------------------------------
                                   Curtis Schenker, its Executive Officer


                                SCOGGIN INTERNATIONAL FUND, LTD.
                                By: Scoggin, LLC, its Investment Advisor


                                By:      /s/ Curtis Schenker
                                   ---------------------------------------------
                                Curtis Schenker, Managing Member


                                Scoggin, LLC

                                By:      /s/ Curtis Schenker
                                   ---------------------------------------------
                                Curtis Schenker, Managing Member


                                Scoggin, Inc.


                                By:       /s/ Curtis Schenker
                                   ---------------------------------------------
                                   Curtis Schenker, its Chief Executive Officer


                                By:      /s/ Craig Effron
                                   ---------------------------------------------
                                   Craig Effron


                                By:      /s/ Curtis Schenker
                                   ---------------------------------------------
                                   Curtis Schenker

Dated as of: May 6, 1999

                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING
                             COLUMBUS MCKINNON CORP.
                           COMMON STOCK PAR VALUE $.01

         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the join filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 6th day of May, 1999.


METROPOLITAN CAPITAL ADVISORS, INC.            METROPOLITAN CAPITAL III, INC


By:  /s/ Karen Finerman                        By:    /s/ Karen Finerman
   ----------------------------                   ------------------------------
   Karen Finerman, President                      Karen Finerman, President


    /s/ Jeffrey E. Schwarz                         /s/ Karen Finerman
--------------------------------               ---------------------------------
Jeffrey E. Schwarz, Individually               Karen Finerman, Individually


YAUPON PARTNERS, L.P.                          YAUPON PARTNERS II, L.P.
By:  Lakeway Capital Partners, LLC             By: Lakeway Capital Partners, LLC

By:  /s/ Robert F. Lietzow, Jr.           By:   /s/ Robert F. Lietzow, Jr.
   -------------------------------           -----------------------------------
   Robert F. Lietzow, Jr.                    Robert F. Lietzow, Jr.
   Managing Member                           Managing Member

By:   /s/ Robert F. Lietzow, Jr.             SCOGGIN CAPITAL MANAGEMENT, L.P.
        Robert F. Lietzow, Jr.               By: S&E Partners, L.P., its General
                                             Partner

LAKEWAY CAPITAL PARTNERS, LLC             By: Scoggin, Inc., its General Partner


By:  /s/ Robert F. Lietzow, Jr.         By:     /s/ Curtis Schenker
   -----------------------------           -------------------------------------
       Robert F. Lietzow, Jr.             Curtis Schenker, its Executive Officer
       Managing Member

SCOGGIN INTERNATIONAL FUND, LTD.        SCOGGIN, INC.
By: Scoggin LLC, its Investment
Advisor

By:    /s/ Curtis Schenker              By:     /s/ Curtis Schenker
   -------------------------------         -------------------------------------
Curtis Schenker, a Managing Member    Curtis Schenker, its Executive Officer

Scoggin LLC,                            By:    /s/ Craig Effron
                                           -------------------------------------
By:    /s/ Curtis Schenker                 Craig Effron
   -------------------------------
Curtis Schenker, a Managing Member      By:    /s/ Curtis Schenker
                                           -------------------------------------
                                           Curtis Schenker
BEDFORD FALLS INVESTORS, L.P.
By: Metropolitan Capital Advisors, L.P.

By: Metropolitan Capital Advisors, Inc.

By:      /s/ Jeffrey E. Schwarz
   ---------------------------------------------
   Jeffrey E. Schwarz, Chief Executive Officer

                                    EXHIBIT B
                                    AGREEMENT
                                    ---------

    AGREEMENT, dated as of May 3, 1999 (the "Agreement"), by and among Metropolitan Capital Advisors, Inc., a Delaware corporation, Metropolitan Capital III, Inc., a Delaware corporation, Scoggin, Inc., a New York corporation Scoggin, LLC, a Delaware Limited Liability Company and Lakeway Capital Partners, LLC, a Delaware limited liability company (each, a "Stockholder" and collectively, the "Stockholders").

    WHEREAS, the Stockholders have each independently concluded that their respective interests, and the interests of other shareholders of Columbus McKinnon Corporation, a New York corporation (the "Company"), would be furthered by seeking to nominate and elect a majority or more of the members of the Company's Board of Directors; and

    WHEREAS, each of the Stockholders desires to establish in this Agreement certain terms and conditions relating to the parties' nomination of persons to stand for election as directors of the Company, and the voting of the common stock of the Company in regard to election of such directors and matters related thereto; and

    WHEREAS, the Stockholders wish to form the Columbus McKinnon Stockholders Committee (the "Committee") for the purpose of nominating, and advocating the election of its nominees at the Company's next meeting of shareholders, whether annual or special;

    NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

         1. Term of Agreements. Unless otherwise consented to by the holders of a majority of the aggregate Common Stock held by the Stockholders and their affiliates, the term (the "Term") of this Agreement shall commence as of the date hereof and shall continue until the earlier to occur of (i) the conclusion of the first meeting of stockholders of the Company after the date hereof at which directors of the Company are elected, and (ii) the public announcement by the Company that it has entered into a definitive merger agreement or other agreement whereby all of the Company's common stock is to be acquired by a third party.

         2. Voting and Other. (a) Each of the Stockholders agrees that, during the Term (i) it will, and will cause its affiliates to, be present, in person or represented by proxy, at all stockholder meetings of the Company for the election of directors, so that all voting securities of the Company beneficially owned by it and its affiliates shall be counted for the purpose of determining the presence of a quorum for the election of directors at such meetings, and
(ii) it will, and will cause its affiliates to, vote, or act by consent with respect to, all voting securities of the Company beneficially owned by it and its affiliates (x) for the election of the nominees for the Company's Board of Directors nominated by the Committee ("Committee Nominees"), and (y) for such other actions of Stockholders as may be necessary or helpful to cause the election of the Committee Nominees to the Company's Board of Directors at the earliest possible time. In furtherance of the foregoing, each of the Stockholders agrees that all decisions for the Committee shall be made by the Committee Representative (as defined below) and that upon request of the Committee Representative, Stockholders will execute and deliver to the Committee one or more proxies which may be used by the Committee to vote Stockholder's voting securities in the manner set forth herein.

                (b) Each Stockholder agrees to bear its Equitable Portion (as defined below) of all legal, printing, solicitor, litigation and other expenses incurred in connection with this Agreement or the nomination or election of the Committee Nominees, including by way of reimbursement to other Stockholders of amounts paid by such other Stockholders in furtherance hereof, such reimbursement to be made promptly following the request of the Committee Representative, who shall be designated by the holders of a majority or more of the aggregate shares held by the Stockholders and their affiliates. As of the execution hereof, the Committee Representative shall be Metropolitan Capital Advisors, Inc. and its officers. In the event reimbursement of such expenses is thereafter made to the Committee by the Company, then the Committee Representative shall promptly, in turn, return to the Stockholders an Equitable Portion of any such reimbursed amounts received. For purposes hereof, "Equitable Portion" shall mean such portion of expenses as may be determined, in the good faith judgment of the Committee Representative, to be allocable to a Stockholder based upon the relative number of voting securities held by the Stockholder and its affiliates, whether or not subject to the terms of this Agreement, as compared to the aggregate number of voting securities held by any other Stockholder.

         3. ACQUISITION OF VOTING SECURITIES. Notwithstanding any other provision of this Agreement, any voting securities acquired by a Stockholder or its controlled affiliates subsequent to the date hereof, and within the Term, shall automatically and without any action by any party hereto, be subject to the provisions of this Agreement.

         4. CERTAIN PROHIBITED ACTIONS. Other than in support of the Committee Nominees, during the Term, without the prior consent of the Committee Representative, the Stockholders will not, and will cause each of its controlled affiliates not to, singly or as part of a "group", directly or indirectly, through one or more intermediaries (i) make, support, or vote in favor of, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to the voting securities (including by the execution of actions by written consent), become a "participant" in any "election contest" (as such terms are defined or used in Rule 14A-11 under the Exchange Act) with respect to the Company or seek to advise or influence any person or entity with respect to the voting of any voting securities; (ii) initiate, propose, or participate in the solicitation of stockholders for the approval of, one or more stockholder proposals with respect to the Company in Rule 14A-8 under the Exchange Act or induce any other individual or entity to initiate any stockholder proposal relating to the Company; (iii) deposit any voting securities in a voting trust or subject any voting securities to any arrangement or agreement with respect to the voting thereof; or (iv) disclose any intention, plan or arrangement inconsistent with the foregoing prohibitions or advise or assist any other person in connection with the foregoing prohibitions.


         5. DISPOSITION OF VOTING SECURITIES. During the Term, the Stockholders shall not, and shall cause its controlled affiliates not to, transfer any voting securities, whether by sale, assignment, pledge, encumbrance, gift, bequest, appointment or otherwise, unless the transferee of such voting securities agrees in writing to be bound by the provisions hereof.

         6. SPECIFIC PERFORMANCE. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreement and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

         7. AMENDMENT AND MODIFICATION. This Agreement may be amended, modified and supplemented only by written agreement of the holders of a majority of the aggregate Company common stock held by the Stockholders.

         8. NOTICES. All notices, requests, demands and other communications required or permitted hereunder shall be made in writing by hand delivery, registered first-class mail, telecopier or air courier guaranteeing overnight delivery directed to the last known address of the Stockholder.

         All such notices, requests, demands and other communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if sent by registered first-class mail; when receipt acknowledged, if telecopied; and on the next business day, if timely delivered to an air courier guaranteeing overnight delivery.

         9. SEVERABILITY. In the event that any provision(s) of this Agreement shall be held illegal, invalid or unenforceable under applicable law, then such illegality, invalidity or unenforceability shall not affect any other provision(s) hereof and this Agreement shall remain in force and be effectuated as if such illegal, invalid or unenforceable provision is not part of this Agreement.


         10. SUCCESSORS; ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors (including any successor by merger, reorganization, consolidation or other business combination) and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party.

         11. GOVERNING LAW. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law doctrine.

         12. JURISDICTION AND VENUE. The Stockholders hereby agree that any suit, claim, action or proceeding relating to or arising under this Agreement shall be brought exclusively in a state court of New York, in the City of New York (a "New York Court"). Each of the Stockholders hereby consents to personal jurisdiction in any such action brought in any such New York Court, consents to service of process upon it and waives any objection it may have to venue in any such New York Court or to any claim that any such New York Court is an inconvenient forum. The Stockholders hereby waive trial by jury in any suit, claim, action or proceeding in any court relating to or arising under this Agreement. The Stockholders confirm that the foregoing waiver is informed and freely made.

         13. COUNTERPARTS. This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         14. HEADINGS. The headings of the Sections of this Agreement are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

         15. ENTIRE AGREEMENT. This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersede all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto.

         16. THIRD PARTIES. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or corporation, other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.

                            [SIGNATURES ON NEXT PAGE]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.


METROPOLITAN CAPITAL ADVISORS, INC.

By:_____________________________________________
     Jeffrey E. Schwarz, Chief Executive Officer


METROPOLITAN CAPITAL III, INC.

By:_____________________________________________
     Jeffrey E. Schwarz, Chief Executive Officer


LAKEWAY CAPITAL PARTNERS, LLC

By:_____________________________________________
     Robert F. Lietzow, Jr.
     Managing Member


SCOGGIN, INC.

By:_____________________________________________
     Curtis Schenker, its Chief Executive Officer


SCOGGIN, LLC

By:_____________________________________________
     Curtis Schenker, a Managing Member

                                    EXHIBIT C
                                LETTER TO ISSUER
                                ----------------
                       Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                               New York, NY 10021


May 5, 1999

Mr. Timothy Tevens
Chief Executive Officer
Mr. Robert Montgomery, Jr.
Executive Vice President/Chief Financial Officer
Columbus McKinnon Corporation
140 John James Audubon Parkway
Amherst, NY 14228

Dear Tim and Bob:

As you know, Bedford Falls Investors, L.P. ("Bedford Falls") has been a significant shareholder of Columbus McKinnon ("Columbus") since shortly after the company's initial public offering three years ago. During that time my colleagues and I have often met with you to discuss the company's business strategy and ways of realizing greater value for shareholders. After much waiting, the continued underperformance of Columbus's share price has eliminated our remaining confidence in the board's current strategy. As a result, we and others have decided to nominate an alternate slate of directors at the next shareholder meeting. Let me explain the reasons for our decision in more detail.

At the outset, let me make clear that we recognize that operationally the company has performed well. In fact, the investment community is also aware of your operational strength and value, and is expecting even better performance to come. Notwithstanding this, the company's stock has languished and has underperformed broad stock market indices over any meaningful time frame, and continues to do so even today. Despite this poor record, the current board of directors has steadfastly refused to consider a sale of the company as a means of maximizing shareholder value. This dismissive attitude towards the interests of the public shareholders does nothing to attract new holders.

Several of our contacts with the company serve to demonstrate the reasons for our conclusion:

         - At a July 9, 1997 meeting, Rob Lietzow and I encouraged Bob and then Chief Executive Officer, Herb Ladds, Jr., to consider a sale of the company as the most effective mechanism for maximizing shareholder value. We discussed that such a sale would provide shareholders with a substantial premium to the then market price of $20 per share. The company's response was that there were too many exciting opportunities available to the company and a sale would "leave too much money on the table". We took your representations at face value and awaited the results of your strategic plan. So far, they have been very disappointing. Over the nearly two years since that meeting, Columbus's share price has appreciated by 5.0%. Over the last twelve months, Columbus's share price has DECLINED by approximately 28.2%. Over comparable periods, the S&P 500 Index has appreciated by 46.8% and 19.4%, respectively.

         - More recently, in March 1999, we met at the Schroder Wertheim Industrial Conference, shortly after Columbus had completed its acquisition of GL International. You described the acquisition as being difficult and time consuming to structure. In fact you had to overcome a highly levered balance sheet making debt financing difficult, while at the same time you were unable to use company stock as currency as it was (and is still) so undervalued. This combined burden of high leverage and low stock price will continue to retard the company's ability to grow through meaningful acquisitions, as it is likely future acquisitions will be equally difficult to consumate. As a result, I reiterated that a sale of the company would be the better route to maximize value for shareholders. Though you have expressed that management's priority is to grow the business, we believe that both the shareholder's goals and your own are met by a sale that returns significant value to shareholders, and at the same time provides management with new access to expansion capital and financing.

                In response, you described your own plan to address these obstacles by attaining share price appreciation through presenting at investment conferences and obtaining analyst buy recommendations - the same plan that you have followed for three years. To the best of our knowledge, this year you have presented at a number of different investment forums, and four research reports have been published about Columbus. Still, despite rallies in the market, and in the industrial sector in particular, the stock has shown no signs of being able to sustain any significant appreciation and is trading at under six times the $3.50 per share of cash earnings projected for the current fiscal year. It is time for the board to recognize, as we have, that your efforts to market the company's stock as a means of surfacing shareholder value have failed. Your repeated unwillingness to look to alternative means of enhancing value speaks volumes about management's view of outside shareholders.

         - As we have become more concerned about the disappointing performance of Columbus's share price, we began ourselves to explore and evaluate alternatives for value maximization. Toward that end, Rob Lietzow and I traveled back to Amherst on March 17th of this year to discuss a range of specific alternatives with you. We reported to you that our discussions with numerous blue-chip financial buyers confirmed the opportunity to sell the company at a price that would represent a very substantial premium to the current market price. Given management's interest and operational ability, I encouraged you to consider working with one of these, or any other private equity firm, to develop a plan to sell the company or take it private. We made it clear that, so long as fair value was offered, we were prepared to support such a proposal over others that might not be as attractive to you and other members of management. Simply put, whether involving management, a financial buyer or a strategic buyer, any of such transactions would likely return a large premium to shareholders. Unfortunately, you rejected this suggestion for the same reason you rejected a sale of the company two years ago in July 1997 - not the right time to sell.

         - Our information is that not only have you refused to seek a transaction, but have refused to respond to unsolicited inquiries to even determine what value is available for shareholders. In addition to potential financial buyers, we have also contacted investment bankers and potential strategic acquirers of Columbus. Based on those conversations, we confirmed to our satisfaction that if Columbus's Board of Directors entered upon a value maximization process, a number of qualified purchasers would be willing to acquire the company at a price substantially in excess of the current market price. In doing so we also referred interested parties to Bear Stearns, the company's investment banker, only to learn that all such approaches are being rebuffed, apparently without regard to what offers might be made, and the premiums that might be available.

In light of all the above factors and conversations, we have concluded that the interests of non-management shareholders requires that board control shift to the public shareholders. Accordingly, it is our current intention to nominate an alternative slate for a majority or more of the directors for election at the next annual meeting of shareholders. This slate would be committed to undertaking a value maximization strategy.

By proposing an alternate slate, we plan to give the shareholders of Columbus the opportunity to choose which direction to head their company. We expect and require that incumbent management do nothing that would impede the ability and timing of the shareholders in making that choice. This includes ensuring that the annual meeting be held in a timely fashion, with no more restrictions on shareholders than imposed by the current governing instruments and past practice.

In addition, we fully expect that the company's ESOP, as required by law and fiduciary duties imposed by ERISA, will be voted solely with an eye to maximizing the value of the shares for the benefit of plan participants. As you know, allowing the current management Trustees to vote such shares or use such shares to entrench management, is subject to ERISA fiduciary and "prohibited transaction" provisions and could impose personal liability on ESOP
Trustees/Retirement Committee Members for the losses to the Plan, plus applicable penalties.

 We have attached a copy of our SEC Form 13D filing which reflects our decision. Please feel free to call me with any questions you might have on our filing or our decision.


Yours truly,


Jeffrey E. Schwarz